June 3, 2005

Mail Stop 0409

Jonathan H. Short
General Counsel
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, Georgia  30328

Re:	IntercontinentalExchange, Inc.
	Amendment No. 1 to Registration Statement on Form S-1 Filed May 16, 2005
      Registration No. 333-123500

Dear Mr. Short:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 4. With respect to your Black Box argument, please specify the number of institutional accredited investors that will approve the recapitalization and confirm that, other than QIBs, there will be no other voting investors.

2. We note your response to comment 3 and your updated disclosure on
page 2.  Comparing the number of contracts traded during April
2005
as compared to the number of contracts traded in April 2004 does not directly address the question of how the closing of the open outcry floor has affected your operations. In this vein, we note that you experienced significant increases during 2004 and the first quarter of 2005 in the number of contracts traded, revenues and net income.
The fact that trading volume in April 2005 was slightly lower than trading volume in April 2004 suggests that you may have experienced a significant decrease in your trading volume as compared to more recent months. Please revise to also include a comparison of trading volume during April and May 2005 as compared to recent months.

Risk Factors, page 12

3. Please include a risk factor in the "Risks Relating to this Offering" subsection that discloses that each of the managing underwriters have interests in the offering beyond customary underwriting discounts and commissions. In particular, please discuss the stock ownership of the managing underwriters and their participation as selling stockholders in the offering.

Our business may be harmed by computer and communications systems failures and delays, page 22.

4. We note your response to comment 23. Please disclose, if appropriate, the risk that the successful migration of your business to electronic trading may be impacted by recent and future suspensions of trading on the IPE as a result of technical problems.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 40

5. We refer to your statement on page 44 that you expect the transition to a solely electronic trading platform will attract new participants to your platform. In light of the fact that, even prior to the closure of the open outcry platform, you offered electronic contracts in all the markets that you currently offer, it is not clear why new participants would be attracted by virtue of the closure of open outcry.

Three Months Ended March 31, 2005 Compared to Three Months Ended
March 31, 2004, page 62.

6. Please revise your explanation of the decrease in transaction fees derived from trading in global oil contracts, as it may be confusing to an investor.

Business, page 86

Our Participant Base, page 113

7. We note your response to comment 39. Specifically, you stated that the FSA requires that you maintain the confidentiality of each member, "except as otherwise required by law." Item 101(c)(vii) of
Regulation S-K requires the identification of all material customers of the company, or customers that comprise at least 10 percent of the company`s revenues. Please tell us why you do not believe that FSA`s qualification quoted above would not apply to this requirement.

Certain Relationships and Related Transactions, page 140

8. We note that you paid $500,000 in financial advisory fees to Morgan Stanley in the current fiscal year. Please tell us what services were provided by Morgan Stanley. To the extent the services relate to this offering, please tell us why you have not disclosed them as underwriting compensation.

Principal and Selling Shareholders, page 147

9. Please identify, by footnote, the selling shareholders that are broker-dealers or affiliates of broker-dealers.

Underwriting, page 161
10. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, please supplement your response.

11. We note your response to comment 57. Please revise to clarify whether the expense figure provided includes the expenses to be paid by the selling stockholders for their counsel and transfer taxes.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Josh Forgione at (202) 551-33431 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 551-3852, or me at (202) 551-3694 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel

cc:	Catherine M. Clarkin, Esq. (via facsimile)
      Sullivan & Cromwell LLP

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IntercontinentalExchange, Inc.
Page 4